SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF JANUARY 2005


                    SAPIENS INTERNATIONAL CORPORATION N.V.
                (translation of registrant's name into English)


                             C/O LANDHUIS JOONCHI
                          KAYA RICHARD J. BEAUJON Z/N
                                 P.O. BOX 837
                                  WILLEMSTAD
                       CURA{c,}AO, NETHERLANDS ANTILLES
                               (599) (9) 7366277
                   (address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                         Form 20-F  X   Form 40-F ___


      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                Yes ___  No  X



#

               SAPIENS UNDERGOES CHANGES IN CORPORATE STRUCTURE


RESEARCH TRIANGLE PARK, N.C. - JANUARY 13, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, hereby reports changes in its corporate structure and the replacement of several members of the existing management team, as the Company moves towards a centralized global organization, with the aim of increased efficiencies and reduced costs.

1. Reuven Barkan, currently the Managing Director of Sapiens EMEA, will assume the position of Chief Operating Officer of Sapiens International, and shall be responsible for global operational aspects of the Company, with a focus on Sales, Professional Services and Operational Profitability. This appointment is of an immediate effect.

2. Yuval Hadari, EVP Finance & Administration, is leaving the Company. The Company intends for Mr. Hadari's replacement to begin working for the Company by February 15, 2005. The Company will announce the replacement separately.

3. David Ofek, Executive Vice President for Business Development & Marketing, is leaving the Company, with immediate effect. Currently, the Company does not intend to find a replacement for such position. The business development and marketing responsibilites will be assumed by the management teams of each of the Company's territorial entities.

4. Yair Spitzer, Managing Director of Sapiens UK, is leaving the Company, with immediate effect, and will be replaced by Kali Bagary who previously served as the Sales and Marketing Director of Sapiens UK.

Except for historical information contained herein, the matters set forth herein are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                     # # #


#

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






                                    SAPIENS INTERNATIONAL CORPORATION N.V.
                                                 (Registrant)



Date:  January 13, 2005                    By:   /s/  Andrew Treitel
                                           Andrew Treitel
                                           General Counsel and
                                           Corporate Secretary



                                       #